

September 22, 2014

Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re: Strategic Global Investments, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed September 15, 2014**
> **File No. 024-10377**

Dear Mr. Fellner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Item 5. Unregistered Securities Issued or Sold Within One Year

1.   We note your response to our prior comment 2. Please revise to disclose the amounts of the settlements of the two notes.

Business, page 23

2.   We note news releases dated June 12, 2014 and June 20, 2014 announcing agreements between Hemp, Inc. and the Company and TV 1010 and the Company relating to the Company's media services. Please revise to discuss the material terms of these arrangements and file the underlying agreements as exhibits to the offering statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Warren J. Archer
       Morella & Associates